As filed with the Securities and Exchange Commission on March 26, 2003
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                MULTEX.COM, INC.
                       (Name of Subject Company (Issuer))

                         PROTON ACQUISITION CORPORATION

                     An Indirect Wholly Owned Subsidiary of

                                REUTERS GROUP PLC
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                CUSIP 625367 10 7
                      (CUSIP Number of Class of Securities)

                              Reuters America Inc.
                              The Reuters Building
                          3 Times Square -- 20th Floor
                            New York, New York 10036
                              Attn: General Counsel
                                 (646) 223-4000

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:

                                John Evangelakos
                                Stephen M. Kotran
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

                            Calculation of Filing Fee

     TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE(2)

           $237,908,688                                       $19,275


(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of shares of Multex Common Stock to be purchased pursuant to the Offer and (b) the price offered per share of Multex Common Stock.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

    [X] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:       $19,275
               Form or Registration No.:     005-58363
               Filing Party:                 Reuters Group PLC
                                             Proton Acquisition Corporation
               Date Filed:                   February 26, 2003

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [X] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 26, 2003 (the "Original Schedule TO"), as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule TO") to the Original Schedule TO filed with the SEC on March 12, 2003 and by Amendment No. 2 ("Amendment No. 2 to the Schedule TO") to the Original Schedule TO filed with the SEC on March 19, 2003 (the Original Schedule TO, as amended by Amendment No. 1 to the Schedule TO and by Amendment No. 2 to the Schedule TO, the "Schedule TO"), by Reuters Group PLC, a public limited company organized under the laws of England and Wales ("Reuters"), and Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Multex Common Stock"), of Multex.com, Inc., a Delaware corporation ("Multex"), at a purchase price of $7.35 per share of Multex Common Stock, net to the seller in cash, without interest thereon, in accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters, Purchaser and Multex, as amended by Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003, among Reuters, Purchaser and Multex, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003 (as amended by Amendment No. 1 to the Schedule TO and by Amendment No. 2 to the Schedule TO, the "Offer to Purchase"), and in the related Letter of Transmittal.

     Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, March 25, 2003. Approximately 29,860,015 shares of Multex Common Stock were tendered, including approximately 2,692,459 shares of Multex Common Stock covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the Offer.

     The number of shares tendered, including the 1,944,445 shares of Multex Common Stock already owned by Reuters, represented more than 97.3% of the approximately 32.7 million outstanding shares of Multex.

     Reuters expects to complete its acquisition of Multex shortly by a merger of Multex with Purchaser. In the merger, the remaining Multex holders will receive the same per share price of $7.35 in cash and Multex will become a wholly owned Reuters subsidiary.

     The full text of the press release announcing the expiration of the Offer is attached as Exhibit (a)(5)(iv) hereto and incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 of the Schedule TO is hereby amended and supplemented as per Item 4 of the Schedule TO above.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following as an exhibit:

          (a)(5)(iv) Text of Press Release issued by Reuters on March 26, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


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

  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented as per Item 4 of the Schedule TO above.

  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Item 7 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented as per Item 4 of the Schedule TO above.

  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 11 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented as per Item 4 of the Schedule TO above.

  ITEM 16. EXHIBITS.

     Item 16 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented as per Item 12 of the Schedule TO above.




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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REUTERS GROUP PLC

                                        By: /s/ ERIC LINT
                                            ------------------------------------
                                            Name:   Eric Lint
                                            Title:  Attorney in Fact

                                        PROTON ACQUISITION CORPORATION

                                        By: /s/ ERIC LINT
                                            -----------------------------------
                                            Name:   Eric Lint
                                            Title:  Vice President

Date: March 26, 2003






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                                  EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------    -----------------------------------------------------
(a)(5)(iv)     Text of Press Release issued by Reuters Group PLC on
               March 26, 2003.